Room 4561
      January 31, 2006

Mr. Attiazaz Din
President and Chief Executive Officer
En Pointe Technologies, Inc.
100 North Sepulveda
19th Floor
El Segundo, California 90245

      Re:	En Pointe Technologies, Inc.
      Form 10-KSB for the Fiscal Year Ended September 30, 2005
		Filed December 27, 2005
      File No. 0-28052

Dear Mr. Din:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2005

Item 8. Financial Statements and Supplementary Data

Note 1. Organization and Summary of Significant Accounting
Policies

Revenue Recognition, page F-10

1. You disclose on page 6 that you provide storage for your customers` inventory at your Ontario location. Describe the circumstances that result in you holding your customers` inventory.
If this inventory is related to bill and hold arrangements, please tell us how you considered the guidance in SAB Topic 13.A.3.a.

2. Please indicate the extent to which you sell software or products that contain software that is more than incidental. In this regard, we note that certain of your vendors, such as Cisco and Microsoft, may supply you with such products. Refer to paragraph 2 of SOP
97-2.

3. If you sell software or products that contain software that is more than incidental, describe those arrangements and indicate whether any include multiple-elements. In addition, explain how your accounting for these arrangements complies with SOP 97-2 and how your disclosures indicate that you are recognizing revenue in accordance with the SOP.

4. Please indicate whether you sell any services for which you are not the primary obligor such as extended warranties. If so, identify any such services and explain how you recognize the related revenue.
In addition, explain how your disclosures address these services, if applicable.

Note 3. Lines of Credit, page F-18

5. You disclose on page 25 that in fiscal year 2005 you experienced increased interest-free borrowings under the lending facility from GE
Commercial. Please tell us more about this interest-free borrowing and tell us how you considered the requirements of APB 21.

Note 13. Litigation, page F-26

6. For each disclosed legal proceeding tell us how you have complied with the disclosure requirements of SFAS 5 and FIN 14 and clarify whether the conclusions disclosed in the last paragraph of Note 13 are intended to apply to each of the proceedings listed as well as the various other claims and proceedings that are not individually discussed. Please note that, if the conclusions apply to each proceeding discussed, a statement that the contingencies are not expected to result in any material adverse effect does not satisfy the requirements of SFAS 5 if there is a least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Stathis Kouninis, Staff Accountant, at (202) 551-3476, Mark Kronforst, Senior Staff Accountant, at (202) 551-3451
or me at (202) 551-3730 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
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Mr. Attiazaz Din
En Pointe Technologies, Inc.
January 31, 2006
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